Mail Stop 4561

July 10, 2008

Mark E. Yale
Chief Financial Officer
Glimcher Realty Trust
180 East Broad Street
Columbus, OH 43215

      Re: **Glimcher Realty Trust**
              Form 10-K for Fiscal Year Ended
              December 31, 2007
              Filed February 22, 2008
              Form 10-Q for Quarterly Period Ended
              March 31, 2008
              Filed April 25, 2008
              File No. 001-12482

Dear Mr. Yale:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                             Sincerely,

                             Kevin Woody
                             Branch Chief